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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

June 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Lubit Mr. Hugh West Mr. Lory Empie Ms. Jessica Livingston Mr. Michael Clampitt

Re:	AssetMark Financial Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001591587) Submitted May 31, 2019

Ladies and Gentlemen:

On behalf of our client, AssetMark Financial Holdings, Inc. (the “Company” or “AssetMark”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2019 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted May 31, 2019 (the “Amended Draft Registration Statement”). The Company is concurrently publicly filing a revised registration statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Registration Statement that have been marked to show changes from the Amended Draft Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments number 1 through 4, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the prospectus included in the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

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June 24, 2019

Management’s discussion and analysis of financial condition and results of operations

Key operating metrics

Net flows and market impact net of fees, page 64

1.

We note your response to comment 12 and the additions made on page 64. We continue to believe that more granular detail allowing readers to draw a connection between how changes in investment composition could impact fees would be useful. We also continue to believe that weighted average fee rates would be useful data points for investors. Please revise your disclosures accordingly.

Response: The Company has revised the disclosure on pages 105 and 106 to provide additional information regarding the Company’s platform asset composition, weighted average fee rate and other factors affecting the Company’s revenue that may be helpful to investors.

Non-GAAP financial metrics, page 67

2.	We note your response to comment 15. Please respond to the items below.

•

With respect to “Contractor liability costs”, we are still unclear on why this would be an appropriate non-GAAP adjustment. We understand that the magnitude of this revaluation appears to be larger than what you have experienced or expect to experience in other periods. However, given that you still assess this liability on a quarterly basis, and any change could lead to a difference in your estimated liability, we are unclear as to why removal of this item on the basis of its magnitude would be an appropriate non-GAAP adjustment. Please advise or revise your disclosures.

Response: The Company has revised the disclosure on pages 21, 22, 71 and 72 to address the Staff’s comment.

•	While we understand that the magnitude of this education effort (as discussed in footnote 9 on page 68) may be unusual, we are unclear how an adjustment for the “Program to

June 24, 2019

address impact of fiduciary rule role on advisors” complies with Question 100.01 of the Non-GAAP C&DI given that we would expect this type of expense (i.e., education or training efforts related to upcoming regulatory or business changes) to be a normal, recurring operational expense. Please advise or revise your disclosures.

Response: The Company has revised the disclosure on pages 21, 22, 71 and 72 to address the Staff’s comment.

Consolidated Statements of Income and Comprehensive Income, page F-5

3.	We note your response to comment 20. For asset-based fees and expenses, please address the items below.

•

Regarding fees for services provided by the Company, we understand based on your response that you record those amounts on a gross basis. As such, please move the “asset-based expenses” line item under the “Expenses” heading within the Consolidated Statement of Income.

Response: The Company has revised the disclosure on pages 19, 60, 76, 79, F-5 and F-28 to address the Staff’s comment.

•

Regarding fees for services provided by third parties, provide us with your analysis of gross versus net accounting treatment and enhance your revenue recognition policy to provide more clarity regarding your accounting treatment and revenue recognition.

Response: The Company respectfully advises the Staff that amounts that are paid to third parties as a result of the services provided by the Company as principal include fees paid to strategists, investment managers and other custodians. In some cases, the Company also acts as a billing agent, collecting a fee on behalf of an independent third-party financial adviser or broker-dealer (each, a “third-party financial adviser”) that has separately contracted with an investor to perform financial advisory services (“third-party financial advisory services”) , separate from the services provided by the Company to the investor.

With respect to third-party financial advisory services, the Company provides billing on its platform for fees collected on behalf of a third-party financial adviser. The third-party financial adviser or its affiliated firm determines the fee it will earn and maintains a legal relationship with the investor that is separate and distinct from the relationship between the Company and the investor. Such fees are negotiated directly between the investor and the third-party financial adviser; the Company does not have any involvement in how such fees are determined. As part of the Company’s platform services, the Company collects the total fees charged to the investor, retains any amount related to services provided by the Company (i.e., the fees not related to third-party financial advisory services) and passes through the fees collected on behalf of the third-party financial adviser to the third-party financial adviser or its respective affiliated firm. The Company does not record any revenue or expense for providing this service. Therefore, the Company records the net fees it collects and remits for third-party financial advisory services as a liability in the ‘Accrued expenses and other current liabilities’ line item in its consolidated financial statements.

ASC 606-10-55-36 notes that when another party is involved in providing goods or services to a customer, that party should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). ASC 606-10-55-36A notes that to determine the nature of its promise, the entity should identify the specified goods and services and assess whether it controls each specified good or service before that good or service is transferred to the customer.

In the Company’s case, the specified goods or services to be provided to the investor are the third-party financial advisory services, as contracted directly between the third-party financial adviser and the investor. ASC 606-10-55-37A provides that an entity is a principal if it obtains control of a good or service prior to transferring such good or service to the customer. In accordance with ASC 606-10-55-39, which outlines the indicators for control over the goods or services, the Company assessed whether it obtains control of the third-party financial advisory services prior to their transfer to the investor against each of the following indicators:

a.

The Company is not primarily responsible for fulfilling the services: The investor contracts directly with the third-party financial adviser to obtain the third-party financial advisory services. The third-party financial adviser owns the relationship and is ultimately responsible for maintaining the agreement with the investor.

b.

The Company does not have inventory risk before or after the services have been ordered: This indicator is not applicable as there is no inventory risk involved in third-party financial advisory services.

c.

The Company has no discretion in establishing the price for the service or the scope of the services provided by each independent financial adviser: The fees charged and the scope of the services provided to the investor for the third-party financial advisory services are dictated and negotiated directly and entirely by the third-party financial adviser and the investor. The Company does not dictate or negotiate the fees collected from the investor via the Company’s platform for the third-party financial advisory services.

Based on the assessment above, the Company is acting as the agent in the provision of third-party financial services to investors and records the corresponding collection of fees from third-party financial advisory services from the investor and the remittance of those fees to the third-party financial adviser as a liability, with no impact to the Company’s reported revenue. All other fees collected and paid by the Company are recognized on a gross basis as asset-based revenue and asset-based expenses.

The Company has updated its revenue recognition policy on page F-14 to further describe this treatment, in line with the assessment above.

June 24, 2019

4.

We note your response to comment 20. Based on your policy disclosure on page F-14, it appears that spread income represents interest earned. However, spread expense does not appear to be interest expense, which would be more consistent with what we would expect for an analogy to bank holding companies under Regulation S-X §210.9-04. We are therefore still unclear why your presentation of spread expenses on the Consolidated Statement of Income is appropriate. Based on your response, we understand that spread revenues are recorded on a gross basis. As such, please revise to move the “spread expenses” line item under the “Expenses” heading within the Consolidated Statement of Income.

Response: The Company has revised the disclosure on pages 19, 60, 76, 79, F-5 and F-28 to address the Staff’s comment.

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We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com or Jeffrey Lau at (650) 752-2082 or jeffrey.lau@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg

cc:

Charles Goldman, President and Chief Executive Officer, AssetMark Financial Holdings, Inc.

Gary Zyla, Executive Vice President and Chief Financial Officer, AssetMark Financial Holdings, Inc.

Ted Angus, Executive Vice President and General Counsel, AssetMark Financial Holdings, Inc.

Sarah Tian, Vice President, Corporate Counsel, AssetMark Financial Holdings, Inc.

John McKenna, Partner, Cooley LLP

Eric Jensen, Partner, Cooley LLP

Mark Medearis, Partner, Cooley LLP

Via EDGAR and overnight delivery.

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